Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The Trade Desk, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88339J105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339J105	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Highwind S.à r.l
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,331,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,331,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,331,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 30.3%
12	Type of Reporting Person OO (Luxembourg Limited Liability Company)

CUSIP No. 88339J105	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Canepa TMT Global Fund CLP-SIF
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,331,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,331,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,331,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 30.3%
12	Type of Reporting Person PN

CUSIP No. 88339J105	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons Canepa TMT Global Partners CLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,331,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,331,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,331,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 30.3%
12	Type of Reporting Person PN

CUSIP No. 88339J105	Schedule 13G	Page 5 of 10

Explanatory Note

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G originally filed by Highwind S.à r.l with the United States Securities and Exchange Commission on February 14, 2017, (the “Original Filing”), solely for the purpose of adding Canepa TMT Global Fund CLP-SIF and Canepa TMT Global Partners CLP as reporting persons, which entities were unintentionally omitted from the Original Filing.

ITEM 1.	(a) Name of Issuer:

The Trade Desk, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

42 N. Chestnut Street

Ventura, CA 93001

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Highwind S.à r.l

Canepa TMT Global Fund CLP-SIF

Canepa TMT Global Partners CLP

(b)	Address of Principal Business Office:

The address of Highwind S.à r.l is 75 Parc d’Activités, L-8308 Capellen, Luxembourg. The address of Canepa TMT Global Fund CLP-SIF is 15 Avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg. The address of Canepa TMT Global Partners CLP is 15A Avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of Luxembourg.

(d)	Title of Class of Securities:

Class A Common stock, par value $0.000001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

88339J105

CUSIP No. 88339J105	Schedule 13G	Page 6 of 10

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of December 31, 2016, based upon 5,366,767 shares of Class A Common Stock outstanding as of November 4, 2016 and assumes the redemption of the Class B Common Stock (the “Class B Common Stock”) of the Issuer held by the Reporting Persons for shares of Class A Common Stock.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Highwind S.à r.l	2,331,000	30.3%	2,331,000	0	2,331,000	0
Canepa TMT Global Fund CLP-SIF	2,331,000	30.3%	2,331,000	0	2,331,000	0
Canepa TMT Global Partners CLP	2,331,000	30.3%	2,331,000	0	2,331,000	0

Highwind S.à r.l is the record holder of 2,331,000 shares of Class B Common Stock. Highwind S.à r.l is controlled by Canepa TMT Global Fund CLP-SIF, which is managed by Canepa TMT Global Partners CLP, its general partner. Canepa TMT Global Partners CLP is managed by Bertrand Party, Francisco Felix Rodriguez, Richard van’t Hof and Jose Vicini. As such, each of Canepa TMT Global Fund CLP-SIF, Canepa TMT Global Partners CLP and Messrs. Party, Rodriguez, van’t Hof and Vicini may be deemed to share beneficial ownership of the shares held of record by Highwind S.à r.l. Each such entity or individual disclaims such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 88339J105	Schedule 13G	Page 7 of 10

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable

CUSIP No. 88339J105	Schedule 13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 13, 2017

HIGHWIND S.À R.L

By:	Titan S.à r.l, its Class A Manager

	By:	/s/ Bertrand Party
	Name:	Bertrand Party
	Title:	Manager

By:	Francisco Felix Rodriguez, its Class B Manager

/s/ Francisco Felix Rodriguez
	Name:	Francisco Felix Rodriguez

CANEPA TMT GLOBAL FUND CLP-SIF

By:	Canepa TMT Global Partners, S.C.S., its managing general partner

By:	Canepa Management GP COOP S.A., its managing general partner

By:	Bertrand Party, its Class A Manager

/s/ Bertrand Party
	Name:	Bertrand Party

By:	Francisco Felix Rodriguez, its Class B Manager

/s/ Francisco Felix Rodriguez
	Name:	Francisco Felix Rodriguez

CUSIP No. 88339J105	Schedule 13G	Page 9 of 10

CANEPA TMT GLOBAL PARTNERS CLP

By:	Canepa Management GP COOP S.A., its managing general partner

By:	Bertrand Party, its Class A Manager

/s/ Bertrand Party
Name: Bertrand Party

By:	Francisco Felix Rodriguez, its Class B Manager

/s/ Francisco Felix Rodriguez
Name: Francisco Felix Rodriguez

CUSIP No. 88339J105	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement